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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         REGENCY HEALTH SERVICES, INC.
                           (NAME OF SUBJECT COMPANY)

                         REGENCY HEALTH SERVICES, INC.
                      (NAME OF PERSON(s) FILING STATEMENT)

                               ----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   758934-103
                       (CUSIP NUMBER OF CLASS SECURITIES)

                               ----------------

                              DAVID A. GRANT, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                         REGENCY HEALTH SERVICES, INC.
                                2742 DOW AVENUE
                            TUSTIN, CALIFORNIA 92780
                                 (714) 544-4443
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(s) FILING STATEMENT)

                                WITH A COPY TO:

                             JUDITH R. THOYER, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Regency Health Services, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2742 Dow Avenue, Tustin, California 92780. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the common stock, par value $.01 per share ("Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer (the "Offer") by Sunreg Acquisition Corp., a Delaware corporation ("Offeror") and a wholly owned subsidiary of Sun Healthcare Group, Inc., a Delaware corporation ("Sun"), to purchase all outstanding shares of Common Stock at a price per share of $22.00, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 26, 1997, among the Company, Sun and Offeror (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, and unless Sun elects (if such election would not in any way adversely affect the Company's stockholders or delay the transactions contemplated by the Merger Agreement) to merge the Company with and into Sun, Offeror or another subsidiary of Sun, Offeror will be merged with and into the Company (in any such case, the "Merger") and the Company (or Sun, Offeror or another subsidiary of Sun, if applicable) will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety.

  As set forth in the Tender Offer Statement on Schedule 14D-1 of Offeror enclosed herewith, the address of the principal executive offices of Offeror and Sun is 101 Sun Lane NE, Albuquerque, New Mexico 87109.

ITEM 3. IDENTITY AND BACKGROUND.

  (A) Name and Business Address of Person Filing This Statement.

  The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

  (B) (1) Arrangements with Executive Officers, Directors or Affiliates of the Company.

  Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers and directors, together with certain employee benefit plans of the Company available to them, are described in Items 11 and 13 of Part III of the Company's Annual Report on Form 10-K for the year ended December 31, 1996 filed on Form 10-K on March 25, 1997 (the "Form 10-K"). A copy of the Form 10-K is filed as Exhibit 1 hereto and is incorporated herein by reference.

  It is anticipated that prior to the Effective Time (as defined below), as contemplated by the Merger Agreement, the Company will amend the employment agreements of Richard K. Matros, President and Chief Executive Officer of the Company, and Bruce D. Broussard, Chief Financial Officer of the Company (the "Executives"), to (i) modify the terms of the noncompete provisions contained therein so that, except in connection with the ownership and operation of the Meridian Assets (as defined below), the Executives will not compete with the Company in certain lines of business for a period of two years following the termination of such Executive's employment with the Company, and (ii) require the Company to indemnify the Executives for any excise tax imposed upon the Executives under Section 4999 of the Internal Revenue Code of 1986, as amended; provided, that each Executive shall be responsible, and shall not be indemnified, for the lesser of 20% of such Executive's excise tax, if any, and $100,000.

  It is also anticipated that immediately prior to the Effective Time, as contemplated by the Merger Agreement, the Company will sell to the Executives, or entities designated and controlled by the Executives, the stock of Regency Occupational Medicine Services, Inc., a subsidiary of the Company, which owns six Meridian

Neurocare facilities and a Leasehold interest in the Meridian Corporate Office that it acquired from Regency Rehab Hospitals, Inc., another subsidiary of the Company (the "Meridian Acquisition"). As provided in the Merger Agreement, the Executives will consummate the Meridian Acquisition on an "as is, where is" basis for a cash purchase price of $3,000,000; provided that five days prior to such sale the chief financial officer of the Company represents to Sun that as of the date of the Merger Agreement the 12-month trailing EBITDA (determined on the basis disclosed to Sun prior to the date of the Merger Agreement) associated with the assets acquired in the Meridian Acquisition is $1,300,000 or less.

  Stockholder Agreement. Sun and Offeror have entered into a Stockholder Agreement, dated as of July 26, 1997 (the "Stockholder Agreement"), with the Executives and Smith Management Company and certain of its affiliates, which includes John W. Adams, the Chairman of the Board of Directors of the Company (the "Stockholders"). The Stockholders own, in the aggregate, approximately 26% of the issued and outstanding shares of Common Stock. Pursuant to the Stockholder Agreement, among other things, the Stockholders have agreed to tender their shares of Common Stock to Offeror pursuant to the terms of the Offer and not to withdraw any shares of Common Stock so tendered, and to vote such shares against any other business combination and certain other actions during the time the Merger Agreement is in effect. The Stockholder Agreement also provides that notwithstanding the foregoing, the Stockholders (other than the Executives) will have no obligation to tender their shares of Common Stock, and such shares so tendered shall, without further act of such Stockholder, be deemed to be withdrawn from the Offer, prior to October 1, 1997. A copy of the Stockholder Agreement is filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 of Offeror and is incorporated herein by reference.

  (B) (2) Arrangements with Sun, Offeror and their respective Executive Officers, Directors or Affiliates.

  The Company has entered into the Merger Agreement with Sun and Offeror.

 The Merger Agreement

  The Offer is being made pursuant to the Merger Agreement.

  The following is a summary of certain provisions of the Merger Agreement:

  The Merger Agreement provides that, subject to the relevant provisions of the Delaware General Corporation Law ("Delaware Law"), as soon as practicable following the satisfaction or waiver of certain conditions set forth in the Merger Agreement, a certificate of merger with respect to the Merger will be filed in accordance with Delaware Law and the Merger will be effected. The Merger will be effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at a later time not more than one business day after such filing (the "Effective Time"). In the Merger, each outstanding share of Common Stock will be converted into the right to receive the price per share of Common Stock paid in the Offer, in cash, without any interest thereon (other than shares as to which appraisal rights are asserted or shares held by Sun, the Company or any of their respective subsidiaries (as defined in the Merger Agreement)).

  The Merger Agreement contains representations and warranties of the parties that are customary in transactions of this type relating to, among other things, capitalization, accuracy of SEC filings and financial statements, absence of undisclosed liabilities, environmental matters, no material adverse changes, no material litigation, real estate matters, certain regulatory matters and taxes.

  The obligations of the parties to effect the Merger are subject to the satisfaction or waiver, where permissible, of the following conditions: (i) the Merger Agreement and the Merger shall have been adopted by the stockholders of the Company by the requisite vote in accordance with Delaware Law, if such approval is required by applicable law; (ii) no applicable domestic law or regulation and no judgment, injunction, order or decree of a court or governmental agency or authority of competent jurisdiction shall prohibit or prevent the consummation of the Merger; (iii) Offeror shall have previously accepted for payment and paid for shares of Common Stock, pursuant to the Offer; and (iv) any applicable waiting period under the HSR Act will have expired or been terminated.

  The Company has agreed in the Merger Agreement to take all action necessary to convene a meeting of its stockholders as promptly as practicable after the purchase of shares of Common Stock in the Offer to consider and take action upon the Merger and the Merger Agreement, if such stockholder approval is required by applicable law to effect the Merger. The Company also has agreed that its Board of Directors (the "Board") will recommend that stockholders of the Company approve the Merger and the Merger Agreement and to otherwise use its best efforts to obtain the necessary approval by the Company's stockholders to effect the Merger, subject to the Board's fiduciary duty under applicable law.

  Pursuant to the Merger Agreement, immediately prior to the Effective Time, the unexercisable portion of each outstanding option to purchase shares of Common Stock will become immediately exercisable in full (by their terms or, if necessary, by action of the Company), subject to all expiration, lapse, forfeiture and other terms and conditions thereof, and will be canceled by the Company, in exchange for the right to receive an amount in cash equal to the product of (A) the number of shares of Common Stock subject to such stock option immediately prior to the consummation of the Merger and (B) the excess, if any, of (1) the price paid for each share of Common Stock in the Offer over
(2) the exercise price per share of Common Stock subject to such stock option.

  The Merger Agreement further provides that, following the Effective Time, the Surviving Corporation will honor certain employment agreements and certain severance arrangements designed to retain the services of the Company's employees. Furthermore, Sun has agreed to maintain in effect for a period of at least six years after the Effective Time the rights to indemnification currently provided in the Company's Certificate of Incorporation and By-Laws to the present and former directors, officers and employees of the Company. Sun also has agreed that the Company will provide for not less than six years from the Effective Time directors' and officers' liability insurance and fiduciary liability insurance no less advantageous to the indemnified parties than that provided by the Company as of the date of the Merger Agreement, to the extent available at annual premiums during such period not in excess of 150% of the per annum rate of the annual premium currently paid by the Company for such insurance on the date of the Merger Agreement.

  Under the Merger Agreement, the Company and its subsidiaries have agreed to conduct their business only in the ordinary course, consistent with past practice, and to use their best efforts to maintain their business organizations, relationships with third parties and the services of their present officers and employees. The Company and its subsidiaries have also agreed to certain restrictions, subject to certain exceptions, on their ability to (i) propose amendments to or amend their certificates of incorporation or by-laws; (ii) enter into certain material business combinations or asset acquisitions; (iii) encumber their properties, assets or stock; (iv) issue, sell, split, combine, reclassify or acquire shares of their capital stock or other securities; (v) declare or pay dividends or distributions on the Common Stock; (vi) enter into, amend or terminate any material agreement; (vii) incur debt or make loans; (viii) change employee benefit and compensation arrangements; (ix) change their accounting policies or procedures; (x) make expenditures or enter into contracts; and (xi) agree to do any of the foregoing.

  The Company also has agreed that neither the Company nor any of its subsidiaries, nor any of their officers, directors, employees or agents, shall solicit or encourage any offers, proposals or indications of interest by any person concerning any merger, sale of assets, sale of shares of capital stock or similar transactions involving more than 40% of the Common Stock or 40% of the fair market value of the assets of the Company or its subsidiaries (an "Acquisition Proposal"). Notwithstanding the foregoing, provided that the Company and the Board shall have complied with the preceding sentence, then the Board, if it determines in good faith, after consultation with and the receipt of advice from, outside counsel, that it is required to do so in order to discharge properly its fiduciary duties, is not prevented from considering, negotiating, approving and recommending to the stockholders of the Company an unsolicited bona fide written Acquisition Proposal (provided that such Acquisition Proposal is for not less than $23.00 per share of Common Stock and has no financing contingencies), which the Board determines in good faith (after consultation with its financial advisors) would result in a transaction more favorable to the Company's stockholders than the Offer and the Merger (a "Superior

Proposal"). The Company has agreed to promptly (not later than 24 hours after receipt) communicate to Sun the terms of any Acquisition Proposal that it may receive.

  The Merger Agreement provides that the Board of Directors of the Surviving Corporation will be comprised of the directors and officers of Offeror and that the Surviving Corporation will adopt the certificate of incorporation and by-laws of Offeror.

  The Merger Agreement also provides that Offeror, upon purchase of shares of Common Stock pursuant to the Offer, shall be entitled to designate such number of directors, rounded up to the next whole number, to serve on the Board as will give the Offeror representation on the Board equal to the product of (i) the total number of directors on the Board and (ii) the percentage that the number of shares of Common Stock purchased by Offeror bears to the total number of shares of Common Stock outstanding, and that the Company shall, upon request by Offeror, promptly increase the size of the Board and/or exercise its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable Offeror's designees to be elected to the Board.

  The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any approval by the stockholders of the Company, (i) by mutual written consent of the Company, Offeror and Sun, (ii) by the Company or Sun if the Offer has not been consummated on or before December 31, 1997 (unless such party's breach causes the failure to consummate the Offer by such date), (iii) by Sun or the Company if, as a result of the failure of a condition to the Offer, the Offer has terminated or expired (unless such party's breach results in the failure of such condition) without Offeror having purchased any shares of Common Stock in the Offer, (iv) by the Company or Sun in connection with the Company entering into, or consummating, a Superior Proposal as described in, and in accordance with, the third preceding paragraph, provided that the Company has complied with the provisions of such paragraph and pays the Fee and Expenses described in the next paragraph, (v) by Sun if the Board or any committee thereof withdraws or modifies in a manner adverse to Sun the Board's approval or recommendation of the Offer or the Merger or its adoption of the Merger Agreement, or approves, or fails to reject within 10 business days, any Acquisition Proposal, or has resolved to do any of the foregoing, (vi) by the Company or Sun if any final and nonappealable judgment, order or decree of a court or governmental agency or authority of competent jurisdiction permanently restrains, enjoins or prohibits the Offer or the Merger, (vii) by the Company or Sun if there has been a breach by the other party of any representation or warranty, which breach, in the case of the Company, generally must have had, or will have, a material adverse effect on the Company and its subsidiaries taken as a whole, or a material breach of any covenant, which has not been or cannot be cured within 20 days of written notice of such breach, or (viii) by the Company if the Offer has not been timely commenced by Sun.

  The Merger Agreement provides that if (A) it is terminated (i) under the provisions described in clauses (iv) or (v) of the immediately preceding paragraph or (ii) under the provisions described in clause (vii) of the immediately preceding paragraph following a breach by the Company of its agreement not to solicit or encourage Acquisition Proposals, or (B) it is terminated and the Company shall have received an Acquisition Proposal at or prior to, or within 30 days after, the termination of the Merger Agreement and, within one year after such termination, the Company consummates any Acquisition Proposal, then, within one business day after such event (or, if applicable, immediately prior to the effectiveness of the termination of the Merger Agreement by the Company pursuant to clause (iv) of the immediately preceding paragraph), the Company will pay to Sun a fee in the amount of $12,000,000 and reimburse Sun for its actual and documented out-of-pocket expenses relating to the transactions contemplated by the Merger Agreement not in excess of $4,000,000 (the "Fee and Expenses").

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation of the Board of Directors.

  The Board of Directors of the Company has determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders and recommends that the stockholders accept the Offer and tender their shares of Common Stock to Offeror pursuant to the Offer.

(b) Background of the Offer

  Beginning in 1997, the Board and the executive officers of the Company conducted a strategic review of the Company and considered, among other things, whether to pursue additional acquisitions, a leveraged buyout transaction, a sale of the Company, or a financing utilizing the Company's real estate. The Board, together with certain executive officers of the Company, held a special board meeting in June, 1997 to review the results of the ongoing strategic planning. The Board heard a presentation at that meeting from an investment banking firm about the current trends and the market environment in the long-term healthcare industry, including a review of, and the reasons for, the continuing consolidation of companies in the industry. The Board and the executive officers considered several options, including maintaining the Company's current operations and continued growth through acquisitions, a leveraged buy-out of the Company, or a strategic alliance with, or sale of the Company to, a third party. The group concluded that the Company either had to make significant acquisitions to continue profitable growth or be acquired by another company in the industry. The group took into account that currently the Company does not have the capital to make significant acquisitions and, at the same time, meet the capital requirements of its growing business. They determined that it would be in the best interest of the Company's stockholders if the Company were to be acquired by another company in the same industry, so that the benefits of the synergies derived from consolidation could be reflected in the price to be paid for the Company's Common Stock.

  At the June meeting, the President of the Company reported that he had approached Sun to see if it would be interested in making a proposal to acquire the Company in a substantially all cash transaction. Sun indicated that it was not in a position at that time to pursue such a transaction because it had other matters pending. The Company chose to approach Sun because it is in the long-term healthcare business and has been recently acquiring other companies in the industry. The Company believed that Sun's business would fit in well with the Company's business, which would lead to potentially significant synergies, and thus Sun could offer an attractive price. Moreover, in the Company's view, Sun would be in a financial position to pursue a cash transaction with the Company. Finally, the Company was aware of Sun's interest in the Company because of prior negotiations between the parties in early 1995, which negotiations had terminated in March, 1995. The Board determined to hire an investment banking firm to assist the Company in its continuing review of strategic alternatives.

  In April and May of 1997, the Company gave serious consideration to a leveraged buy-out transaction in which Smith Management Company, which, together with its affiliates owns approximately 26% of the Common Stock of the Company, and of which the Chairman of the Board of the Company, John W. Adams, is an affiliate, and certain of the executive officers would participate. However, the Board determined that a leveraged buyout with Smith Management Company or any other party could not be accomplished at a level that would obtain a high enough price for the Common Stock and also permit continued expansion of the Company through acquisitions.

  Following the June meeting, the Chairman of the Board, President and Chief Financial Officer of the Company interviewed several investment banking firms. The Company subsequently retained Smith Barney to act as its financial advisor to assist the Company in its continuing strategic review and in negotiating and evaluating the terms of a possible transaction with Sun or some other potential buyer. The Company also entered into an engagement with Smith Management Company to provide additional assistance in connection with negotiating a potential transaction involving the Company. See Item 5 below.

  By July 8, 1997, Sun indicated that it was in a position to discuss a possible transaction with the Company, but would do so only on an exclusive basis for a limited period of time. The Company had previously granted to Sun an exclusive period to pursue a possible transaction during which no negotiations took place because, as mentioned above, Sun was not then in a position to pursue such a transaction.

  The Company entered into a Confidentiality Agreement on July 8, 1997 with Sun and provided an exclusive period through July 18, 1997. The Company agreed that during the exclusive period it would not negotiate with any other party, nor provide evaluation materials, in connection with a possible transaction, although the Company was free to pursue a leveraged buy-out transaction. Sun conducted its due diligence, and arranged for its financing, over the next three weeks.

  The Company informally extended the exclusivity period until July 25, 1997, when it was informed that Sun needed additional time to complete its due diligence and for its Board of Directors to consider whether to proceed with a transaction. During the initial exclusivity period, by letters dated July 12, 1997 and July 14, 1997, Sun submitted preliminary non-binding indications of interest, in which it first offered to pursue a transaction at $21 per share of Common Stock, which was rejected by the Company, and then offered to pursue a transaction at $22 per share of Common Stock. The letters also indicated a willingness to investigate the potential benefits (tax and otherwise) of a mutually acceptable blend of cash and stock consideration. The letters indicated that Sun's initial financing would be obtained from NationsBank. The preliminary indications of interest stated that they were subject to completion of a due diligence review, the receipt of financing for the transaction, the execution and delivery of a definitive agreement and approval by the Board of Directors of Sun.

  The Board of Directors of the Company met on July 15, 1997 to consider whether to proceed with a possible transaction with Sun. At that meeting, Smith Barney reviewed with the Board the financial terms of Sun's $22 per share proposal and its preliminary analysis of such proposal. After discussion, the Board determined that the Company should proceed to negotiate a transaction with Sun. Negotiations took place between the parties, their counsel and financial advisors on July 17 and 18, as well as during the following week, focusing primarily on the no solicitation agreement, the termination fees, the conditions to closing and the terms of a stockholder agreement. The parties reached substantive agreement on the terms of the transaction by late Friday, July 25, 1997. The Company was informed that the Board of Directors of Sun had approved the transaction, subject to completion of final negotiations, on July 25, 1997.

  The Board met on July 26, 1997 to consider the proposed form of the Merger Agreement with Sun. At this meeting, management and counsel reviewed the financial and other terms of the proposed Merger Agreement and the Stockholder Agreement. Smith Barney then reviewed with the Board the financial analyses performed by Smith Barney in connection with its opinion and orally delivered the opinion referred to in Item 4(c) below. The Board then approved the Merger Agreement and the Stockholder Agreement, determined that the Offer and the Merger are fair to, and in the best interests of, stockholders of the Company, and recommended that stockholders accept the Offer and tender their shares of Common Stock to Offeror pursuant to the Offer.

  Following the conclusion of the meeting of the Board, the Merger Agreement and the Stockholders Agreement were finalized. On July 27, 1997, Sun and the Company issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 3 and is incorporated herein by reference.

(c) Reasons for the Transaction; Factors Considered by the Board

  In approving the Merger Agreement, the Stockholder Agreement and the transactions contemplated thereby and recommending that stockholders of the Company tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors, including:

    1. The financial and other terms and conditions of the Offer and the Merger Agreement;

    2. The Board's belief that it obtained the highest immediate value for its stockholders by entering into a transaction with Sun, which, because of the synergies that could be created by a combination of the Company with Sun, could offer the best price for the Company's Common Stock, and by negotiating on an exclusive basis with Sun, which was Sun's pre-condition to engaging in the extensive due diligence process that would be required;

    3. The oral opinion of Smith Barney rendered to the Board of Directors at the July 26, 1997 meeting (which opinion was subsequently confirmed by delivery of a written opinion dated July 26, 1997) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $22.00 per share cash consideration to be received by holders of shares of Common Stock (other than Sun and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Smith Barney's written opinion dated July 26, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Smith Barney, is attached hereto as Exhibit 4 and is incorporated herein by reference. Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of shares of Common Stock (other than Sun and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Common Stock pursuant to the Offer. Holders of Common Stock are urged to read such opinion carefully in its entirety.

    4. The historical market prices of, and recent trading activity in, the shares of Common Stock, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium of approximately 34.4% over $16 3/8, the closing price of the shares of Common Stock on July 25, 1997, the last trading day prior to the Board's approval of the Merger Agreement, and a premium of approximately 79.6% over $12 1/4, the closing price of the shares of Common Stock on May 30, 1997, the date the Company first approached Sun regarding its interest in considering an acquisition of the Company;

    5. The possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity, and the risks associated therewith, including the ongoing need for financing for the Company to make significant acquisitions, which the Board believed would be necessary because of the continuing consolidation in the long-term health care industry;

    6. The fact that the terms of the Merger Agreement shall not prevent the Board, if it determines in good faith, after consultation with, and receipt of advice from, outside counsel, that it is required to do so in order to discharge properly its fiduciary duties, from considering, negotiating and, subject to payment of the Fee and Expenses, entering into a Superior Proposal;

    7. The likelihood that the Merger would be consummated, including the fact that the Offer was not conditioned on financing and the Board's satisfaction that the other conditions, including the condition that the holders of at least a majority of the principal amount of each of the Company's 12 1/4% Subordinated Securities due 2003 and of the Company's 9 7/8% Senior Subordinated Securities due 2002 tender their bonds to Sun pursuant to a tender offer for such securities, would be met;

    8. The fact that the proposed Meridian Acquisition (see Item 3(B) above), was not material to the transaction and did not affect the $22.00 cash offer from Sun; and

    9. The fact that Smith Management Company and certain of its affiliates, which in the aggregate own approximately 26% of the issued and outstanding shares of Common Stock, were prepared to tender their shares of Common Stock in the Offer and enter into the Stockholder Agreement.

  The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company has retained Smith Barney to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Smith Barney's engagement, the Company has agreed to pay Smith Barney for its services an aggregate financial advisory fee based on a percentage of the total consideration (including liabilities assumed) payable in connection with the Offer and the Merger. The fee payable to Smith Barney is currently estimated to be $4.7 million. The Company also has agreed to reimburse Smith Barney for reasonable travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement. Smith Barney has in the past provided investment banking services to the Company unrelated to the Offer and the Merger, for which services Smith Barney has received compensation. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of the Company and Sun for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

  In addition, the Company has retained Smith Management Company to provide financial advice to the Company to assist the Company in negotiating the terms of the Offer and the Merger. See Item 4(c) above. Upon consummation of the Offer and the Merger, Smith Management Company will be entitled to a fee of $2 million. The Company has agreed to indemnify Smith Management Company and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

  Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders in connection with the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except as set forth below, there have been no transactions in the shares of Common Stock during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. Foothill Partners L.P. ("Foothill") and Condor Investments, L.P. ("Condor"), affiliates of John F. Nickoll, a director of the Company, sold shares of Common Stock as follows:

STOCKHOLDER                           DATE      NUMBER OF SHARES PRICE PER SHARE
-----------                       ------------- ---------------- ---------------
Foothill......................... June 10, 1997       2,200          $13.175
Foothill......................... June 11, 1997      25,036           13.015
Foothill......................... June 13, 1997      23,100           13.125
Condor........................... June 10, 1997       2,800           13.175
Condor........................... June 11, 1997      31,864           13.015
Condor........................... June 13, 1997      29,400           13.125

  (b) To the best of the Company's knowledge, each of its executive officers, directors, affiliates or subsidiaries currently intends to tender, pursuant to the Offer, any shares of Common Stock beneficially owned individually by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, the Company is not currently engaged in any negotiation in response to the Offer, which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3(B) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  None

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit 1 Form 10-K of the Company filed on March 25, 1997*

  Exhibit 2 Agreement and Plan of Merger dated as of July 26, 1997 among Sun, Offeror and the Company*

  Exhibit 3 Form of Joint Press Release issued by the Company and Sun on July 27, 1997*

  Exhibit 4 Opinion of Smith Barney Inc. dated July 26, 1997
--------
* Not included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /s/ David A. Grant
                                          By: ________________________________
                                              Name: David A. Grant
                                              Title: Senior Vice President and
                                              General Counsel

Dated: August 1, 1997

                                                                        ANNEX I

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

  This Information Statement is being mailed on or about August 1, 1997 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Regency Health Services, Inc. (the "Company") with respect to the tender offer by Sunreg Acquisition Corp. (the "Offeror") to the holders of record of the common stock of the Company, par value $.01 per share ("Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Offeror to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement provides that the Offeror, upon purchase of Shares pursuant to the Offer, shall be entitled to designate such number of directors (the "Offeror Designees"), rounded up to the next whole number, to serve on the Board as will give the Offeror representation on the Board equal to the product of (i) the total number of directors on the Board and (ii) the percentage that the number of Shares purchased by the Offeror bears to the total number of Shares outstanding, and that the Company shall, upon request by the Offeror, promptly increase the size of the Board and/or exercise its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable the Offeror Designees to be elected to the Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  The Offer to Purchase commenced on August 1, 1997 and is scheduled to expire at 12:00 midnight, New York City time, on September 15, 1997, at which time, if all conditions to the Offer have been satisfied or waived, the Offeror will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

  The information contained in this Information Statement concerning the Offeror and Sun Healthcare Group, Inc. ("Sun") has been furnished to the Company by Sun and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

  At the close of business on July 25, 1997, there were 15,935,300 shares of Common Stock of the Company issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of directors of the Company, each of which entitles its record holder to one vote.

DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

  The Offeror has informed the Company that it will choose the Offeror Designees from the directors and executive officers listed in Schedule I to the Offeror's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. The Offeror has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchaser has consented to act as a director, if so designated. The business address of each such person is c/o Sun Healthcare Group, Inc., 101 Sun Lane, N.E., Albuquerque, NM 87109.

  It is expected that the Offeror Designees may assume office at any time following the purchase by Parent or the Offeror, as applicable, of the specified minimum number of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than September 15, 1997.

DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES OF THE COMPANY

  Certain information regarding (i) the current directors and executive officers of the Company, (ii) the security ownership of certain beneficial owners and management of the Company, (iii) certain relationships and transactions with the Company and (iv) compliance with Section 16(a) of the Exchange Act is described in Part III of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed on Form 10-K on March 25, 1997 (the "Form 10-K"). The Form 10-K is filed as Exhibit 1 to the
Schedule 14D-9 and is incorporated herein by reference.

BOARD MEETINGS AND COMMITTEES

  The Board held 10 meetings during fiscal 1996. All of the directors attended more than 75% of the meetings of the Board.